Exhibit (d)(23)

AMENDMENT TO INVESTMENT MANAGEMENT AGREEMENT

This Amendment to Investment Management Agreement (this “Amendment”), effective as of February 28, 2023, is made by and between Matthews International Funds (the “Trust”) and Matthews International Capital Management, LLC (“MICM” or the “Advisor”) and together with the Trust, the “Parties”).

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Investment Management Agreement, dated as of June 30, 2022, as amended from time to time, by and between the Trust and MICM (the “Agreement”).

WITNESSETH THAT:

WHEREAS, the Parties originally entered into the Agreement, wherein MICM agreed to provide certain services to the Trust;

WHEREAS, the Parties wish to amend the Agreement to clarify a potential ambiguity in the provisions related to certain expenses because MICM is not responsible for “extraordinary expenses” as provided under Section 7(viii) but certain proxy-related expenses are included in those expenses for which MICM is responsible under Sections 7(c) and 7(j); and

WHEREAS, the Parties wish to clarify that the Board of Trustees of the Trust, and those Trustees who are not “interested persons” of the Trust within the meaning of the 1940 Act, may determine which proxy-related expenses are extraordinary and should be borne by the Trust, and which proxy-related expenses should fairly be borne by MICM because they are associated with MICM’s own purposes.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, the Parties hereto, intending to be legally bound, do hereby agree as follows:

1.        Section 7(c) is hereby amended and restated in its entirety as follows (with new text shown underlined): “(c) Preparing, Printing and Mailing of Certain Documents. The costs of preparing, setting in type, printing and mailing of prospectuses, prospectus supplements, Statements of Additional Information, annual, semiannual and periodic reports, and notices and proxy solicitation materials (except for those proxy-related items reasonably determined to be extraordinary by the Board and the Trustees who are not “interested persons” of the Trust under the 1940 Act) required to be furnished to shareholders of the Trust or regulatory authorities, and all tax returns.”

2.        Section 7(j) is hereby amended and restated in its entirety as follows (with new text shown underlined): “(j) Shareholder and Board of Trustees Meetings. All expenses incidental to holding shareholders and Trustees’ meetings, including the printing of notices and proxy materials and proxy solicitation fees and expenses except for those proxy-related expenses reasonably determined to be extraordinary by the Board and the Trustees who are not “interested persons” of the Trust under the 1940 Act; and”

3.        The Agreement will otherwise remain in full force and effect.

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment, to be signed by their duly authorized officers as of the date set forth below.

MATTHEWS INTERNATIONAL FUNDS	MATTHEWS INTERNATIONAL CAPITAL MANAGEMENT, LLC
By: /s/ John P. McGowan	By: /s/ James Cooper Abbott

Name: John P. McGowan	Name: James Cooper Abbott
Title: Vice President and Secretary	Title: Chief Executive Officer
Date: February 28, 2023	Date: February 28, 2023